UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CalEthos, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91678P203

(CUSIP Number)

Michael Campbell

11754 Willard Avenue

Tustin, CA 92782

(714) 855-8100

(Name, address and telephone number of person

authorized to receive notices and communications)

Copies to:

Eric M. Hellige, Esq.

c/o Pryor Cashman LLP

7 Times Square, 40th Floor

New York, NY 10036

Tel: (212) 326-0846

November 28, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Michael Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,500,000 Shares (1)
	8	SHARED VOTING POWER: 0 Shares
	9	SOLE DISPOSITIVE POWER: 11,500,000 Shares (1)
	10	SHARED DISPOSITIVE POWER: 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 8,954,199 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer (as defined in Item 1); (ii) 2,045,801 shares issuable upon the exercise of warrants to purchase 2,045,801 shares of Common Stock (the “Warrants”) that were granted to the Reporting Person (as defined in Item 2) by the Issuer; and (iii) 500,000 shares of Common Stock issuable upon exercise of vested board of director options (“BOD Options”) granted on November 28, 2023 under the Issuer’s 2021 Equity Incentive Plan (the “Plan”). Of the securities reported herein, 8,954,199 shares of Common Stock are owned directly by M1 Advisors LLC (“M1 Advisors”), a company of which Mr. Campbell and his wife are the sole members. Mr. Campbell may be deemed to beneficially own the securities of the Issuer held by M1 Advisors.

(2)	Based on 25,330,540 shares of Common Stock issued and outstanding as of February 28, 2024 as reported in Issuer’s Current Report on Form 8-K, filed with the United States Securities and Exchange Commission on March 12, 2024 (the “Form 8-K”), and includes 2,045,801 shares of Common Stock issuable upon the exercise of Warrants, plus 500,000 shares of Common Stock issuable upon the exercise of the BOD Options granted to Mr. Campbell under the Plan.

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Item 1. Security and Issuer

This second amendment (the “Second Amendment”) to the original Schedule 13D, which was filed on September 24, 2018 (the “Original Schedule 13D”) and amended on June 6, 2019 (the “First Amendment”), relates to the Shares of CalEthos Inc. (the “Issuer”). The Issuer’s principal executive office is located at 11753 Willard Avenue, Tustin, CA 92782.

Item 2. Identity and Background

(a) This Second Amendment is being filed by Michael Campbell (the “Reporting Person”).

(b) The Reporting Person’s address is 11753 Willard Avenue, Tustin, CA 92782.

(c) The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On September 12, 2018, M1 Advisors acquired 9,320,414 shares of Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), of the Issuer pursuant to a Preferred Purchase Agreement entered into with M1 Advisors and the other investors who were signatories thereto (collectively, the “Purchasers”). Pursuant to the Preferred Purchase Agreement, the Purchasers purchased from the Issuer an aggregate of 15,600,544 shares of Series A Preferred Stock for an aggregate purchase price of $15,600.54, or $0.001 per share. Of the shares purchased, 9,320,414 shares were purchased by M1 Advisors for a purchase price of $9,320.42.All of such shares were acquired with funds that M1 Advisors borrowed from an entity owned and controlled by the Reporting Person. As consideration for, and in settlement of, such loan, M1 Advisors transferred to such affiliated entity 505,000 shares of Series A Preferred Stock.

On December 21, 2018, all of the Series A Preferred Stock was automatically converted into shares of Common Stock on a one-for-one basis on the business day immediately following effectiveness of an amendment to the Issuer’s articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares. On March 25, 2019, M1 Advisors sold an aggregate of 806,471 shares of Common Stock to eight investors at a price of $0.695 per share. At such time, there was 8,954,199 shares of Common Stock owned by the Reporting Person and M1 Advisors.

On November 28, 2023, the Warrants were granted to M1 Advisors as compensation for the Reporting Person serving as an officer of the Issuer.

On November 28, 2023, the BOD Options were granted by the Issuer to the Reporting Person as compensation for the Reporting Person serving as an officer of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person is filing this Second Amendment to report that he has obtained beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrants and the BOD Options in connection with his employment by the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on 25,330,540 shares of Common Stock issued and outstanding as of February 28, 2024 as reported in the Issuer’s Form 8-K, and includes 2,045,801 shares of Common Stock issuable upon the exercise of Warrants, plus 500,000 shares of Common Stock issuable upon the exercise of the BOD Options granted to Mr. Campbell under the Plan.

(a)	Aggregate number of shares beneficially owned: 11,500,000

Percentage: 41.3%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 11,500,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in this Second Amendment, the Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael Campbell

Dated: March 14, 2024	By:	/s/ Michael Campbell
Michael Campbell

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